December 10, 2024

Milton C. Ault III
Chairman & CEO
Ault & Company, Inc.
11411 Southern Highlands Parkway, Suite 330
Las Vegas, NV 89141

        Re: Ault & Company, Inc.
            Hyperscale Data, Inc.
            Schedule TO-C Filed December 6, 2024
            Filed by Ault & Company, Inc.
            File No. 005-50273
Dear Milton C. Ault III:

       We have reviewed your filing and have the following comments.

        Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.
All defined terms used herein have the same meaning as in your offer materials, unless otherwise indicated.

Schedule TO-C Filed December 6, 2024
General

1. We note that the Offer is a third-party tender offer and that Purchaser intends to set the Offer price at no greater than $10.00 nor less than $7.50 per share of Common
       Stock, using a modified Dutch auction. However, the modified Dutch auction pricing mechanism used in the Offer is not available for third-party tender offers. Refer to footnote 64 of Exchange Act Release No. 23421 (July 11, 1986) as well as the
       Alliance Semiconductor Corporation No-Action Letter dated September 22, 2006.
       Please remove the modified Dutch auction pricing mechanism from the Offer's structure, or otherwise advise.
2. See our last comment above. The price range contemplated in this Offer is between
       $7.50 and $10.00 per share of Common Stock using a modified Dutch auction. The
       $2.50 difference between the lowest and highest price in this range represents a
 December 10, 2024
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       difference of over 33% above the low end of the range. Please advise us of the authority upon which the Purchaser is relying to include a range of this proportion in the Offer. In addition, please advise us how the Purchaser concluded that the use of such a price range complies with Section 14(e) of the Exchange Act and Rule 14e-
       1(b).
3. We note your disclosure that the press release contains "'forward-looking statements'
       within the meaning of Section 27A of the Securities Act of 1933, as amended, and
       Section 21E of the Securities Exchange Act of 1934, as amended." Please note that the safe harbor for forward-looking statements contained in the Private Securities
       Litigation Reform Act of 1995 (PSLRA) does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and
       Section 21E(b)(2)(C) of the Exchange Act. Please confirm that you will avoid making any references to these safe harbor provisions in all future filings in connection with the Offer.
         We remind you that the filing person is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Shane Callaghan at 202-551-6977.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Mergers &
Acquisitions